SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                 RYANAIR IS EUROPE'S GREENEST, CLEANEST AIRLINE

                BUY ONE FLIGHT AND GET A SECOND ABSOLUTELY FREE*

Ryanair, Europe's largest low fares airline today (Wednesday, 10th January 2007) celebrated being Europe's Greenest Cleanest Airline by giving away a million free* seats (taxes reduced to zero) - one with each flight booked before the 18th January 2007.

The Stern Report confirmed that aviation accounts for just 1.6% of global greenhouse gas emissions. Over the past 5 years, Ryanair has invested over $10 billion in brand new aircraft, which has delivered a 50% reduction in CO2 emissions and a 45% reduction in fuel burn and noise. The Dutch Consumer Organisation has recently confirmed that Ryanair is Europe's greenest, cleanest airline.

Gordon Brown's decision to double APD from GBP5 to GBP10 per ticket will generate over GBP1 billion in tax revenue for the Government. At GBP10 on an average GBP28 ticket, Ryanair passengers are being taxed at over 35%. These taxes are regressive and ineffective. Gordon Brown won't spend any of this money on the environment. He is just using the environment to steal more taxes from ordinary passengers.

Speaking today Ryanair's CEO, Michael O'Leary, said:

        "The Stern Report has confirmed that aviation accounts for just 1.6% of global green house gas emissions. The Dutch Consumer Organisation has recognised that passengers flying with Ryanair are choosing Europe's cleanest and greenest airline.

        "Over the past 5 years, Ryanair has achieved a 50% reduction in CO2 emissions and a 45% reduction in fuel burn and noise by investing over $10 billion in brand new aircraft. Ryanair now operates the youngest, quietest, most fuel efficient fleet in the industry.

        "To celebrate being Europe's lowest fare and greenest airline, Ryanair is giving away a free* flight (taxes reduced to zero) with all bookings made before the 18th January. This special offer lasts one week only and demand will be very strong so we urge passengers to book immediately on www.ryanair.com.

        "Since aviation accounts for just 1.6% of global emissions it is neither the cause of nor the solution to global warming. Passengers flying with Ryanair are already doing their bit by choosing Europe's greenest and cleanest airline".


* Offer  starts  11th  January  2007,  2nd free flight for travel  between  16th
January  2007  and  8th  February  2007.   Terms  and  conditions  apply  -  see
www.ryanair.com for details

Ends. Wednesday, 10th January 2007

Peter Sherrard - Ryanair Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228 Tel; 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  10 January, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director